NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                             New York, NY 10158-0180


                BOARD OF NEUBERGER BERMAN REAL ESTATE INCOME FUND
    CONTINUES TO RECOMMEND THAT STOCKHOLDERS REJECT UNSOLICITED TENDER OFFER

NEW YORK, NY, September 1, 2005 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced today that its Board, after careful consideration, by the unanimous vote of the directors present, voted to continue to recommend that common stockholders reject the unsolicited tender offer by a trust with which Stewart R. Horejsi is affiliated to purchase up to 50% of the issued and outstanding shares of the Fund's common stock at a price of $19.89 per share. The Board concluded that the offer continues to represent a substantial threat to the Fund and its stockholders and that the unsolicited, partial and hostile nature of the offer and the plans for the Fund announced by the Horejsi Trust were designed to coerce Fund stockholders to tender shares into the offer on disadvantageous terms. The Board also considered the costs the Fund has incurred in defending against the hostile tender offer, including litigation costs from two lawsuits related to the tender offer and the potential reimbursement of certain litigation costs by the Fund's insurance carrier, and the impact of such costs on the Fund's distributions, which, based on currently available information, are being characterized as a return of capital. The Board concluded that it was in the best interest of the Fund to continue to defend against the hostile tender offer.

In addition, the Fund announced that its Board adopted a Rights Agreement under which all common stockholders of record as of September 9, 2005 will receive rights to purchase shares of the Fund's common stock. Each right entitles the registered holder to purchase from the Fund six shares of common stock at a price equal to the par value of such shares. The rights will become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 11.5% or more of the Fund's outstanding shares of common stock and will expire by their own terms on December 30, 2005. The description and terms of the rights are set forth in the Rights Agreement, which has been filed with the Securities and Exchange Commission. The currently outstanding rights, which were issued by the Fund on May 18, 2005 pursuant to a rights agreement adopted by the Board on May 13, 2005, will expire by their own terms on September 11, 2005.

Contact:                                                  Media Contact:
Peter Sundman                                             Kerrie Cohen
Chief Executive Officer                                   Lehman Brothers
Neuberger Berman Real Estate Income Fund Inc.             (212) 526-4092
(877) 461-1899

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FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.